UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-35992

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

2300 Oracle Way

Austin, Texas 78741

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oracle Corporation 401(k) Savings and Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Oracle Corporation 401(k) Savings and Investment Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of Oracle Corporation 401(k) Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SENSIBA LLP

We have served as Oracle Corporation 401(k) Savings and Investment Plan’s auditor since 2004.

San Ramon, California

April 24, 2026

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2025 and 2024

	December 31,
(in thousands)	2025	2024
Assets
Cash	$1,538	$1,352
Investments, at fair value	33,739,804	29,726,847
Investments, at contract value	1,187,893	1,206,875
Receivables:
Notes receivable from participants	100,619	101,627
Participants' contributions	21,496	23,940
Employer contributions	4,711	5,244
Other receivables	5,680	10,116
Total receivables	132,506	140,927
Total assets	35,061,741	31,076,001
Liabilities
Excess deferrals due to participants	164	276
Other liabilities	7,353	9,113
Total liabilities	7,517	9,389
Net assets available for benefits	$35,054,224	$31,066,612

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2025

(in thousands)
Additions
Interest, dividends and other income	$355,956
Net appreciation in fair values of investments	5,199,139
Total investment gains, net	5,555,095
Contributions and other:
Participants	1,014,223
Employer	202,593
Rollovers and other	178,009
Total contributions and other	1,394,825
Total additions	6,949,920
Deductions
Benefits paid to participants	2,951,345
Administrative expenses	10,963
Total deductions	2,962,308
Net increase	3,987,612
Net assets available for benefits at beginning of year	31,066,612
Net assets available for benefits at end of year	$35,054,224

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2025

1.
DESCRIPTION OF THE PLAN

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the United States (U.S.) employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants. The Plan was under routine audit by the U.S. Department of Labor, which was concluded on July 24, 2025.

Eligibility

As of December 31, 2025, all employees on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document, subject to the applicable limits determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 20% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and a self-directed brokerage account feature (BrokerageLink). BrokerageLink allows participants to invest in a broader range of investment options beyond those designated by the Plan, including mutual funds, exchange-traded funds, individual equity securities and other permitted investments. Investments held within BrokerageLink accounts are participant-directed and are not selected, monitored or evaluated by the Plan’s fiduciaries to the same extent as the Plan’s core investment options. Accordingly, participants assume full responsibility for the selection, monitoring, and risks associated with investments made through BrokerageLink.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2025

BrokerageLink accounts may be subject to additional fees, including trading commissions, account maintenance fees and other transaction-based charges, which are charged directly to the participant’s account.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2025, Oracle used approximately $12,400,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures as of December 31, 2025 and 2024 were approximately $408,000 and $388,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 90 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Administrative and Investment Expenses

Substantially all administrative expenses of the Plan, including recordkeeping, trustee, audit and legal fees, are paid by Oracle, except for certain participant-directed expenses. Fees associated with participant loans, brokerage window accounts, and certain distribution or withdrawal transactions are charged directly to the applicable participant accounts.

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments. Such fees are based on a percentage of assets invested and vary by investment option.

Certain investment options may generate revenue credits or revenue sharing amounts (e.g., 12b-1 fees or sub-transfer agency fees) that are received by the Plan’s recordkeeper. To the extent applicable, these amounts are used to offset Plan’s

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2025

administrative expenses or are allocated back to participants invested in the applicable funds, in accordance with Plan provisions. Oracle, at its discretion, may also choose to utilize forfeited balances of terminated participants’ nonvested accounts to pay for reasonable expenses related to the administration of the Plan.

The Plan’s fiduciaries periodically review the reasonableness of administrative and investment-related fees, including benchmarking against comparable defined contribution plans.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits as of December 31, 2025 and 2024. The shares of registered investment companies (mutual funds) are valued at quoted market prices of the underlying securities. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price as of the last day of the Plan year. A description of the valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2025 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. As of December 31, 2025 and 2024, 1,255,494 units with a value of $1,664.41 per unit and 1,355,251 units with a value of $1,407.00 per unit were outstanding, respectively.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2025

relative to the U.S. Dollar, interest rate risk, credit risk, issuer going concern risk, and overall market volatility risk, among others. During the year ended December 31, 2025, net appreciation in fair values of investments totaled $5.2 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

3.
FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with FASB ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•
Level 1: quoted prices in active markets for identical assets or liabilities;
•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
•
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2025			December 31, 2024
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$555,037	$—	$555,037	$528,555	$—	$528,555
Oracle Corporation and other common stock	4,346,163	—	4,346,163	3,852,571	—	3,852,571
Mutual funds	4,517,225	—	4,517,225	4,126,907	—	4,126,907
Certificates of deposit and other	63,122	88,365	151,487	138,098	13,786	151,884
Total investments measured at fair value	$9,481,547	$88,365	$9,569,912	$8,646,131	$13,786	$8,659,917
Common/collective trust funds measured at net asset value			24,169,892			21,066,930
Total investments			$33,739,804			$29,726,847

The Plan consists of various investments, such as money market funds, common stock, mutual funds, common/collective trust funds, certificates of deposit and other. Our valuation techniques used to measure the fair values for instruments that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. Our valuation techniques used to measure the fair values of Level 2 instruments listed in the table above were derived from the following: non-binding market consensus prices that were corroborated by observable market data,

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2025

quoted market prices for similar instruments, or pricing models, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by observable market data including reference rate yield curves, among others, and may include adjustments for certain risks that may not be observable, such as credit and liquidity risks. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2025 and 2024 is included in Note 4 below. Redemption for common/collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

4.
COMPOSITION AND VALUATION METHODS OF CERTAIN PLAN INVESTMENTS

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2025 and 2024 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Fund and Investment Operations, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair values of the underlying investments held by each commingled fund less its liabilities. The fair values of the underlying investments are generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Vanguard Trusts

The Plan held investments in certain Vanguard Institutional Index Trusts and certain Vanguard Target Retirement Trusts as of December 31, 2025 and 2024 (collectively, the Vanguard Trusts). Details for the Vanguard Trusts as of December 31, 2025 are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year). The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2025 and 2024, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, LLC, a wholly-owned subsidiary of Allspring Global Investments Holdings, LLC. The Galliard Fund primarily invests in security-backed investment contracts and money market funds. Security-backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (Wrap Contract).

The issuer of the Wrap Contract provides a rate of return that has a zero percent floor and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations in the U.S. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2025 and 2024, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the Wrap Contract issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan's ability to transact at contract value with participants.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2025

As of each of December 31, 2025 and 2024, the contract value of the Plan’s security-backed investment contracts were $1.2 billion.

5.
INCOME TAX STATUS

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.
PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2025, the Plan made purchases of approximately $63,002,000 and sales of approximately $149,668,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distributions, of approximately $94,847,000 during the year ended December 31, 2025.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2025.

As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7.
DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2025	2024
Net assets available for benefits per the financial statements	$35,054,224	$31,066,612
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	(15,902)	(49,536)
Amounts allocated to withdrawing participants and other	(882)	(2,152)
Net assets available for benefits per the Form 5500	$35,037,440	$31,014,924

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500:

(in thousands)	December 31, 2025
Net increase in net assets available for benefits per the financial statements	$3,987,612
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	33,634
Net change in amounts allocated to withdrawing participants and other	1,270
Net income per the Form 5500	$4,022,516

The fair value adjustment for certain Galliard Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the year ended December 31, 2025, and the fair values of these contracts as reported in the Form 5500. Amounts

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2025

allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2025 but were not yet paid.

8.
EXCESS CONTRIBUTIONS

Contributions received from participants for the year ended December 31, 2025 included approximately $164,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2026 through March 2026 to respective participants. The excess deferral contributions, originally deducted in the year ended December 31, 2025, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants as of December 31, 2025.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	25,743,373	shares	$423,736
	Dodge & Cox Stock Fund	68,793,693	shares	1,141,288
*	Fidelity Balanced Fund—Class K	27,088,959	shares	870,639
*	Fidelity Worldwide Fund	11,309,343	shares	410,529
				2,846,192
	Assets in BrokerageLink Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash		3,405,120
	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	10,639,396	shares	2,073,725
*	Fidelity Investments Money Market Government Portfolio — Institutional Class	15,858,947	shares	15,859
				2,089,584
	Separately Managed Account Fund Investments:
	Artisan International Separate Account—
	Depository Receipts
	Samsung Electronics Co Ltd.	399	shares	824
	Tencent Holdings Ltd.	52,680	shares	4,033
	Common Stock
	3i Group PLC	43,827	shares	1,928
	Aena SME SA	34,059	shares	953
	AIA Group Ltd.	461,000	shares	4,733
	Air Liquide SA	22,667	shares	4,269
	Airbus SE	8,908	shares	2,077
	Allianz SE	4,588	shares	2,105
	ASML Holding NV	1,185	shares	1,283
	AXA SA	70,197	shares	3,379
	Babcock International Group PLC	269,270	shares	4,512
	Balfour Beatty PLC	72,152	shares	691
	BFF Bank SpA	224,869	shares	2,510
	BNP Paribas SA	56,535	shares	5,368
	CaixaBank SA	37,765	shares	464
	Contemporary Amperex Technology Co Ltd.	104,300	shares	5,477
	CRH PLC	24,998	shares	3,120
	Danone SA	26,768	shares	2,415
	Danske Bank A/S	108,560	shares	5,442
	Deutsche Börse AG	8,511	shares	2,237
	Elia Group SA/NV	17,805	shares	2,295
	Enel SpA	230,549	shares	2,405
	Hanwha Aerospace Co Ltd.	8,605	shares	5,618
	HD Hyundai Electric Co Ltd.	3,074	shares	1,651
	Hitachi Ltd.	6,000	shares	188
	HSBC Holdings PLC—Hong Kong	130,400	shares	2,051
	HSBC Holdings PLC—United Kingdom	65,129	shares	1,030
	Hyosung Heavy Industries Corp	1,847	shares	2,282
	J Sainsbury PLC	927,882	shares	4,065
	Japan Post Bank Co Ltd.	139,600	shares	1,969
	Korea Electric Power Corp	115,647	shares	3,787
	LIG Nex1 Co Ltd.	24,406	shares	7,129
	Lloyds Banking Group PLC	3,334,488	shares	4,416

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Lotes Co Ltd.	69,000	shares	2,850
	LS Electric Co Ltd.	19,935	shares	6,363
	The Magnum Ice Cream Company NV	46,033	shares	731
	Medacta Group SA	10,249	shares	2,024
	Melrose Industries PLC	627,741	shares	4,979
	Mitsubishi UFJ Financial Group Inc.	212,100	shares	3,376
	Mitsui Fudosan Co Ltd.	152,000	shares	1,728
	MNC Solution Co Ltd.	4,759	shares	472
	MTU Aero Engines AG	7,890	shares	3,294
	National Grid PLC	630,862	shares	9,707
	Nestle SA	5,353	shares	532
	Nippon Sanso Holdings Corp	53,990	shares	1,609
	NKT A/S	19,241	shares	2,417
	Piraeus Bank SA	319,742	shares	2,553
	Prudential PLC	146,187	shares	2,255
	RELX PLC	12,384	shares	504
	RWE AG	31,823	shares	1,693
	Safran SA	12,362	shares	4,321
	Samsung Electronics Co Ltd.	44,743	shares	3,722
	SGS SA	29,503	shares	3,384
	Siemens Healthineers AG	59,157	shares	3,123
	Sieyuan Electric Co Ltd.	113,400	shares	2,507
	Singapore Technologies Engineering Ltd.	48,530	shares	318
	SMC Corp	4,000	shares	1,391
	SPIE SA	89,576	shares	5,186
	SSE PLC	120,420	shares	3,537
	Symrise AG	26,007	shares	2,105
	Taiwan Semiconductor Manufacturing Co Ltd.	117,000	shares	5,784
	Tencent Holdings Ltd.	54,000	shares	4,156
	Tesco PLC	1,337,421	shares	7,965
	Tokyo Gas Co Ltd.	54,753	shares	2,169
	UBS Group AG	268,705	shares	12,538
	UCB SA	11,318	shares	3,174
	Unilever PLC	45,267	shares	2,965
	Vonovia SE	176,467	shares	5,089
	Brown Brothers Harriman Short-Term Investment Fund	1,891,097	shares	1,891
				219,118
	Emerging Markets Stock Fund —
	Registered Investment Companies
	DFA Emerging Markets Core Equity Portfolio Institutional Class	3,695,211	shares	107,457
	RBC Emerging Markets Equity Fund Class I	6,298,753	shares	107,456
				214,913

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Galliard Intermediate Core Fund A	10,841,348	shares	354,384
	Galliard Intermediate Core Fund L	7,611,907	shares	118,557
	Galliard SA Intermediate Core Fund E	4,138,211	shares	124,421
	Galliard SA Intermediate Core Fund Q	8,839,027	shares	115,090
	Galliard Short Core Fund F	26,096,939	shares	459,538
*	Fidelity Investments Money Market Government Portfolio— Institutional Class	16,297,753	shares	16,298
				1,188,288
	US Small Mid Cap Value Fund —
	Registered Investment Company
	DFA US Targeted Value I	6,354,234	shares	234,980
	Common Stock
	ABM Industries Inc.	36,603	shares	1,548
	Academy Sports and Outdoors Inc.	41,775	shares	2,087
	Adtalem Global Education Inc.	21,078	shares	2,181
	AECOM	16,319	shares	1,556
	Align Technology Inc.	8,181	shares	1,277
	A. O. Smith Corp	13,357	shares	893
	Aramark	34,809	shares	1,283
	Archrock Inc.	56,485	shares	1,470
	Ares Capital Corp	69,792	shares	1,412
	Arrow Electronics Inc.	15,038	shares	1,657
	Assurant Inc.	7,684	shares	1,851
	Assured Guaranty Ltd.	34,536	shares	3,104
	Avantor Inc.	75,491	shares	865
	Avnet Inc.	32,066	shares	1,542
	Axcelis Technologies Inc.	18,863	shares	1,515
	AXIS Capital Holdings Ltd.	16,622	shares	1,780
	Axos Financial Inc.	17,183	shares	1,481
	AZZ Inc.	10,682	shares	1,145
	BGC Group Inc.	145,798	shares	1,302
	Biogen Inc.	8,577	shares	1,509
	Blue Owl Capital Corp	99,606	shares	1,238
	Boyd Gaming Corp	19,691	shares	1,678
	The Brink's Company	23,962	shares	2,797
	Builders FirstSource Inc.	21,184	shares	2,180
	Cadence Bank	42,778	shares	1,833
	CarGurus Inc.—Class A	65,859	shares	2,526
	Catalyst Pharmaceuticals Inc.	44,554	shares	1,040
	Cavco Industries Inc.	3,808	shares	2,250
	CDW Corporation	8,732	shares	1,189
	Centene Corp	62,695	shares	2,580
	C.H. Robinson Worldwide Inc.	16,466	shares	2,647
	Check Point Software Technologies Ltd.	11,519	shares	2,137
	Cirrus Logic Inc.	11,988	shares	1,421
	Coca-Cola Consolidated Inc.	25,078	shares	3,844
	Columbia Banking System Inc.	56,065	shares	1,567

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Commercial Metals Company	29,157	shares	2,018
	Concentrix Corp	28,229	shares	1,174
	Crown Holdings Inc.	17,403	shares	1,792
	DaVita Inc.	10,294	shares	1,170
	DoubleVerify Holdings Inc.	91,204	shares	1,043
	East West Bancorp Inc.	26,467	shares	2,975
	Element Solutions Inc.	65,292	shares	1,632
	EnerSys	18,011	shares	2,643
	EPAM Systems Inc.	10,153	shares	2,080
	Equitable Holdings Inc.	18,980	shares	904
	Essent Group Ltd.	26,029	shares	1,692
	Essential Properties Realty Trust Inc.	45,180	shares	1,340
	Euronet Worldwide Inc.	16,105	shares	1,226
	Evercore Inc.	16,350	shares	5,563
	Federal Agricultural Mortgage Corp	11,726	shares	2,059
	First Advantage Corp	116,039	shares	1,686
	First American Financial Corp	38,316	shares	2,354
	First Horizon Corp	56,151	shares	1,342
	First Industrial Realty Trust Inc.	24,836	shares	1,422
	Firstcash Holdings Inc.	28,362	shares	4,520
	Flex Ltd.	49,666	shares	3,001
	Frontdoor Inc.	66,583	shares	3,841
	The Gap Inc.	55,194	shares	1,413
	Gen Digital Inc.	126,131	shares	3,430
	Gibraltar Industries Inc.	22,628	shares	1,119
	Grand Canyon Education Inc.	16,738	shares	2,784
	Granite Construction Inc.	22,525	shares	2,598
	Green Brick Partners Inc.	17,381	shares	1,089
	Group 1 Automotive Inc.	4,920	shares	1,935
	Halliburton Co	66,447	shares	1,878
	Halozyme Therapeutics Inc.	20,632	shares	1,389
	Hancock Whitney Corp	27,918	shares	1,778
	Harmony Biosciences Holdings Inc.	36,759	shares	1,376
	HNI Corp	40,179	shares	1,689
	Home BancShares Inc.	51,847	shares	1,440
	Houlihan Lokey Inc.—Class A	7,573	shares	1,319
	Huron Consulting Group Inc.	15,873	shares	2,745
	ICON PLC	11,172	shares	2,036
	Ingredion Inc.	19,116	shares	2,108
	Installed Building Products Inc.	3,223	shares	836
	InterDigital Inc.	5,214	shares	1,660
	Jacobs Solutions Inc.	10,295	shares	1,364
	Jefferies Financial Group Inc.	19,518	shares	1,210
	Jones Lang LaSalle Inc.	8,640	shares	2,907
	KBR Inc.	44,557	shares	1,791
	Kimco Realty Corp	72,555	shares	1,471
	Kontoor Brands Inc.	28,346	shares	1,732
	Korn Ferry	19,450	shares	1,284
	Kyndryl Holdings Inc.	39,471	shares	1,048
	Lamar Advertising Company	11,626	shares	1,472

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Laureate Education Inc.—Class A	96,108	shares	3,236
	LCI Industries	14,590	shares	1,770
	Lear Corp	13,501	shares	1,547
	LegalZoom.com Inc.	205,699	shares	2,043
	Lithia Motors Inc.	6,803	shares	2,261
	Littelfuse Inc.	4,069	shares	1,029
	LiveRamp Holdings Inc.	38,587	shares	1,133
	Manite Inc.	197,057	shares	3,198
	Maplebear Inc.	38,332	shares	1,724
	Matson Inc.	13,534	shares	1,672
	Maximus Inc.	22,887	shares	1,976
	Methanex Corp	58,936	shares	2,341
	Modine Manufacturing Co	9,234	shares	1,233
	Molina Healthcare Inc.	7,541	shares	1,309
	Murphy USA Inc.	6,132	shares	2,474
	NetApp Inc.	17,490	shares	1,873
	Neurocrine Biosciences Inc.	9,111	shares	1,292
	NiSource Inc.	35,669	shares	1,490
	OGE Energy Corp	25,303	shares	1,080
	Option Care Health Inc.	74,336	shares	2,368
	Pegasystems Inc.	31,362	shares	1,873
	PennyMac Financial Services	14,331	shares	1,889
	Permian Resources Corp	99,296	shares	1,393
	Pinnacle Financial Partners Inc.	16,160	shares	1,542
	Preferred Bank	17,250	shares	1,629
	Primo Brands Corp	74,582	shares	1,219
	Qnity Electronics Inc.	9,923	shares	810
	Qorvo Inc.	22,584	shares	1,909
	Quest Diagnostics Inc.	14,706	shares	2,552
	Range Resources Corp	47,055	shares	1,659
	Reliance Inc.	5,580	shares	1,612
	RenaissanceRe Holdings Ltd.	11,846	shares	3,331
	Royal Gold Inc.	5,209	shares	1,158
	Sensata Technologies Holding	65,614	shares	2,184
	Sharkninja Inc.	34,663	shares	3,879
	South Bow Corp	67,143	shares	1,844
	SS&C Technologies Holdings Inc.	19,965	shares	1,745
	Sterling Infrastructure Inc.	3,982	shares	1,219
	Steven Madden Ltd.	36,563	shares	1,522
	Stifel Financial Corp	9,098	shares	1,139
	StoneX Group Inc.	24,582	shares	2,338
	Talen Energy Corp	3,137	shares	1,176
	Taylor Morrison Home Corp	26,372	shares	1,553
	TD SYNNEX Corp	23,659	shares	3,554
	TechnipFMC PLC	87,819	shares	3,913
	Tenet Healthcare Corp	14,554	shares	2,892
	Twilio Inc.	19,866	shares	2,826
	Universal Health Services Inc.—Class B	9,723	shares	2,120

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Unum Group	17,823	shares	1,381
	Upwork Inc.	145,783	shares	2,889
	Urban Outfitters Inc.	23,456	shares	1,765
	US Foods Holding Corp	38,590	shares	2,907
	Valvoline Inc.	49,752	shares	1,446
	Viper Energy Inc.	83,774	shares	3,236
	Visteon Corp	14,788	shares	1,406
	Vontier Corp	36,475	shares	1,356
	Voya Financial Inc.	48,382	shares	3,604
	Weatherford International PLC	18,918	shares	1,481
	Webster Financial Corp	27,466	shares	1,729
	WEX Inc.	9,077	shares	1,352
	White Mountains Insurance Group Ltd.	871	shares	1,810
	Wintrust Financial Corp	11,365	shares	1,589
	Wyndham Hotels & Resorts Inc.	15,243	shares	1,152
	Brown Brothers Harriman Short-Term Investment Fund	6,061,962	shares	6,062
				522,437
	William Blair Small Mid Cap Growth Separate Account —
	Common Stock
	ACV Auctions Inc.	159,562	shares	1,280
	Advanced Drainage Systems Inc.	21,590	shares	3,127
	Amicus Therapeutics Inc.	285,320	shares	4,063
	AppFolio Inc.—Class A	14,869	shares	3,459
	The Baldwin Insurance Group Inc.	135,430	shares	3,254
	BellRing Brands Inc.	69,980	shares	1,871
	Bentley Systems Inc.—Class B	66,810	shares	2,550
	Bio-Techne Corp	53,630	shares	3,154
	Bright Horizons Family Solutions Inc.	28,553	shares	2,895
	The Brink's Company	27,267	shares	3,183
	BWX Technologies Inc.	25,332	shares	4,378
	Cameco Corp	48,232	shares	4,413
	The Carlyle Group Inc.	71,254	shares	4,212
	Carpenter Technology Corp	9,770	shares	3,076
	Casella Waste Systems Inc.—Class A	27,080	shares	2,652
	CAVA Group Inc.	32,960	shares	1,935
	Chemed Corp	8,092	shares	3,462
	Churchill Downs Inc.	36,820	shares	4,189
	Ciena Corp	27,180	shares	6,357
	Clean Harbors Inc.	10,650	shares	2,497
	Clearwater Analytics Holdings Inc.	120,064	shares	2,896
	Coherent Corp	21,350	shares	3,941
	Curtiss-Wright Corp	6,540	shares	3,605
	Donaldson Co Inc.	40,920	shares	3,628
	Doximity Inc.—Class A	111,593	shares	4,941
	Dynatrace Inc.	72,723	shares	3,152
	Eagle Materials Inc.	13,736	shares	2,839
	Encompass Health Corp	21,974	shares	2,332
	Evercore Inc.	9,760	shares	3,321

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Everest Group Ltd.	13,281	shares	4,507
	ExlService Holdings Inc.	66,490	shares	2,822
	F5 Inc.	12,924	shares	3,299
	First Horizon Corp	167,540	shares	4,004
	FirstService Corp	10,677	shares	1,661
	Freshpet Inc.	37,530	shares	2,287
	GeneDx Holdings Corp	16,354	shares	2,127
	Glaukos Corp	25,610	shares	2,892
	Globus Medical Inc.	62,820	shares	5,485
	Guidewire Software Inc.	11,254	shares	2,262
	Halozyme Therapeutics Inc.	35,360	shares	2,380
	HealthEquity Inc.	35,180	shares	3,223
	Insmed Inc.	38,344	shares	6,673
	Inspire Medical Systems Inc.	24,549	shares	2,264
	Insulet Corp	4,538	shares	1,290
	Krystal Biotech Inc.	6,697	shares	1,651
	LandBridge Co LLC	21,675	shares	1,062
	Lattice Semiconductor Corp	57,607	shares	4,239
	Lincoln Electric Holdings Inc.	14,330	shares	3,434
	Louisiana-Pacific Corp	19,572	shares	1,581
	Madrigal Pharmaceuticals Inc.	8,660	shares	5,043
	Manhattan Associates Inc.	20,730	shares	3,593
	Maplebear Inc.	51,807	shares	2,330
	The Marzetti Company	13,754	shares	2,262
	Mueller Industries Inc.	45,820	shares	5,260
	National Vision Holdings Inc.	82,080	shares	2,119
	Nextpower Inc.—Class A	31,940	shares	2,782
	Novanta Inc.	16,710	shares	1,988
	nVent Electric PLC	35,710	shares	3,641
	Onto Innovation Inc.	36,210	shares	5,716
	Parsons Corp	49,000	shares	3,028
	Penumbra Inc.	10,820	shares	3,364
	Planet Fitness Inc.—Class A	37,120	shares	4,026
	Pool Corp	12,210	shares	2,793
	Primo Brands Corp	257,820	shares	4,215
	Pure Storage Inc.	93,440	shares	6,261
	Q2 Holdings Inc.	55,560	shares	4,009
	Regal Rexnord Corp	16,460	shares	2,310
	Reliance Inc.	8,620	shares	2,490
	SharkNinja Inc.	28,830	shares	3,226
	Talen Energy Corp	14,920	shares	5,593
	Teradyne Inc.	21,500	shares	4,162
	TPG Inc.	45,052	shares	2,876
	TransUnion	25,520	shares	2,188
	Twist Bioscience Corp	114,331	shares	3,627
	Waystar Holding Corp	105,163	shares	3,444

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Western Alliance Bancorp	26,902	shares	2,262
	WillScot Holdings Corp	83,130	shares	1,565
	William Blair Money Market Funds	4,273,167	shares	4,273
				256,251
	Common/Collective Trust Funds:
	Broad Market Bond I —
	Allspring Core Bond CIT II – E4	24,496,825	shares	261,131
	Loomis Sayles Core Plus Bond F	14,316,407	shares	261,131
*	Fidelity Contrafund Commingled Pool—Class S	54,962,908	shares	3,084,518
*	Fidelity Low-Priced Stock Commingled Pool—Class O	19,144,531	shares	575,485
*	Fidelity Growth Company Commingled Pool—Class S	45,210,458	shares	4,039,102
	PIMCO Inflation Response Multi-Asset Collective Trust M	5,767,065	shares	70,820
	Vanguard Institutional 500 Index Trust	16,939,957	shares	5,119,086
	Vanguard Institutional Extended Market Index Trust	3,879,389	shares	838,608
	Vanguard Institutional Total Bond Market Index Trust	7,396,737	shares	849,220
	Vanguard Institutional Total International Stock Market Index Trust	5,569,609	shares	974,793
	Vanguard Target Retirement 2020 Trust Select	2,118,109	shares	273,596
	Vanguard Target Retirement 2025 Trust Select	4,645,820	shares	632,157
	Vanguard Target Retirement 2030 Trust Select	8,150,563	shares	1,149,637
	Vanguard Target Retirement 2035 Trust Select	8,436,265	shares	1,226,127
	Vanguard Target Retirement 2040 Trust Select	8,281,124	shares	1,239,601
	Vanguard Target Retirement 2045 Trust Select	6,914,893	shares	1,064,755
	Vanguard Target Retirement 2050 Trust Select	5,870,484	shares	926,597
	Vanguard Target Retirement 2055 Trust Select	4,668,081	shares	736,810
	Vanguard Target Retirement 2060 Trust Select	3,172,561	shares	500,852
	Vanguard Target Retirement 2065 Trust Select	1,024,631	shares	161,707
	Vanguard Target Retirement 2070 Trust Select	146,195	shares	24,957
	Vanguard Target Retirement Income Trust Select	1,271,786	shares	159,202
				24,169,892
	Total investments at fair value			$34,911,795
*	Notes Receivable from Participants	3.25% - 10.50%, maturing through 2042		$100,619

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Independent Registered Public Accounting Firm

101‡

Interactive Data Files Pursuant to Rule 405 of Regulation S-T, formatted in Inline XBRL: (i) Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, (ii) Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025, (iii) Notes to Financial Statements and (iv) Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) December 31, 2025

‡	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: April 24, 2026	By:	/s/ Rhonda Davidson
Rhonda Davidson
Vice President US Benefits